JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

August 4, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II – Registration Statement on Form N-1A
File No. 333-219123

Dear Ms. White:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“Staff”) that you provided with respect to the proxy statement/registration statement on Form N-14, which relates to the reorganization of JPMorgan Dynamic Growth Fund (“Dynamic Growth”) into JPMorgan Large Cap Growth Fund (“LCG”) and which was filed on June 30, 2017. Dynamic Growth and LCG are referred to collectively as the “Funds”. Our responses to your comments are set forth below. Except as noted below, any required changes will be incorporated into the definitive proxy statement/registration statement to be filed pursuant to Rule 497 under the Securities Act of 1933 on or about August 7, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ proxy statement/registration statement.

PROXY STATEMENT/REGISTRATION STATEMENT COMMENTS

1.	Comment: In the last full paragraph on page 4, please discuss whether LCG has a limit on the percentage that the Fund can invest in foreign securities. If not, please disclose that fact and discuss the implications of the difference.

Response: Investments in foreign securities are not part of the LCG’s main investment strategies. As a result, LCG generally will not acquire more than 10% of its assets in foreign securities, but it does not have a specific limitation. In response to the comment, we will modify the disclosure to state that investments in foreign securities are not a main investment strategy of LCG.

2.	Comment: Please disclose the expiration of the contingent deferred sales charge for Class C shares (“CDSC”).

Response: The disclosure will be modified to disclose that the CDSC is only in place for a year after a purchase of Class C shares.

3.	Comment: If the Funds’ contractual expense cap agreements contain recoupment provisions, please add disclosure describing those provisions.

Response: These agreements do not contain recoupment provisions.

4.	Comment: If the contractual expense limitation preventing each class of shares of LCG after the reorganization from exceeding the expense level of the corresponding class of shares of Dynamic Growth in effect prior to the reorganization will extend through October 31, 2018, please disclose that fact.

Response: This limitation will extend through October 31, 2018, and that fact will be disclosed.

5.	Comment: Please rewrite the first paragraph of the “Investment Process” for LCG on page 11 in “plain” English.

Response: As requested, we will revise the paragraph on page 11 to clarify LCG’s investment process as follows:

In managing the Fund, the adviser employs a fundamental bottom-up approach (focusing on the characteristics of individual securities) that seeks to identify companies with positive price momentum and attractive fundamentals ~~dynamics~~. The adviser seeks structural disconnects which allow businesses to exceed market expectations. These disconnects may result from: demographic/cultural changes, technological advancements and/or regulatory changes. The adviser seeks to identify long-term imbalances in supply and demand of goods and/or services within industries.

6.	Comment: In the last paragraph on page 21, the disclosure states that the Reorganization Agreement could be terminated “if circumstances should develop that, in the applicable Board of Trustees’ opinion, make the proceeding with the Reorganization inadvisable.” Please disclose what type of circumstances would make the reorganization “inadvisable.”

Response: We will revise disclosure in the first sentence of the last paragraph on page 21 to state that the Reorganization Agreement can be terminated “if circumstances should develop that, in the applicable Board of Trustees’ opinion, make the proceeding with the Reorganization inadvisable, such as when the Board of Trustees determines that the Reorganization is no longer in the best interests of either Fund or its shareholders.”

7.	Comment: Please correct the disclosure regarding LCG’s investment objective in the first full paragraph on page 23.

Response: The disclosure will be corrected.

8.	Comment: Supplementally please provide support for the statement in the last paragraph on page 23 that says that LCG “had slightly better risk-adjusted returns over these periods” than Dynamic Growth.

Response: During the period from the inception of Dynamic Growth in December 2007 until May 31, 2107, the Sharpe ratio for LCG was 0.50 and the Sharpe ratio for Dynamic Growth was 0.46. Sharpe ratios are measures of risk-adjusted return.

COMMENT ON THE PROXY CARD

9.	Comment: Please add in boldface type a statement required by Rule 14a-4(b)(1) under the Securities Act of 1933 about how unmarked proxy cards will be voted.

Response: The requested disclosure will be added to the proxy card.

COMMENT ON OPINION AND CONSENT OF COUNSEL

10.	Comment: Please explain supplementally what, if anything, the Fund and Dechert LLP, the Fund’s legal counsel, would do in the event of any material developments with respect to the legality of the securities being registered after the date of the opinion and consent of counsel but prior to the date the shares are issued.

Response: If there are any material developments relating to the legality of the securities being registered prior to the date on which the securities are issued, the Fund would work with Dechert LLP to seek to resolve any issues before the securities are issued.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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